SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 11, 2017.

[TRANSLATION]

Autonomous City of Buenos Aires, October 11, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Effective date of the definitive agreements

signed by YPF S.A. and SPM Argentina S.A –

Bandurria Sur area in the Province of Neuquén

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In this regard, and continuing with the information provided to the market by means of the Relevant Fact dated April 12, 2017 in relation to the subject hereof, we inform that today YPF S.A. (“YPF”) and SPM Argentina S.A., an affiliate of Schlumberger Argentina S.A. and of Schlumberger Oilfield Eastern Ltd. (“SPM”, and together with YPF, the “Parties”), have entered into the definitive agreements for the development of a shale oil pilot project in the Bandurria Sur area, by fulfilling the conditions precedent to effectiveness relating to the agreement in respect of the assignment of 49% of the concession for unconventional exploitation in the Bandurria Sur area in favor of SPM (the “Assignment Agreement”) and the joint operation agreement (the “Joint Operating Agreement”), with the purpose of jointly exploiting hydrocarbons in the Bandurria Sur area in the province of Neuquén (see attached map). YPF will continue to be the operator of the area and will retain 51% ownership of the concession.

The Assignment Agreement contemplates the joint development of a work program (the “Work Program”) in phases with an investment of 390 million dollars plus VAT, of which SPM will contribute 100% of the investment while the VAT will be covered by both parties according to their participation percentages in the concession. During the first phase of the Work Program, which will have a maximum duration of 18 months, SPM will contribute a total of 180 million dollars plus VAT. During the second phase of the Work Program, SPM will contribute a total of 180 million dollars plus VAT. The remaining 30 million dollars plus VAT will be contributed by SPM during the development phase. The share of the exploitation concession assigned to SPM was assigned in favor of YPF as collateral for the compliance by SPM with all of its investment obligations under the Assignment Agreement.

Moreover, as part of the fulfillment of the conditions precedent, YPF and Schlumberger Argentina S.A. and affiliated companies signed a framework service provision agreement, pursuant to which they will be able to provide services in the Bandurria Sur area at market prices.

During the first phase of the Work Program, SPM will have the option of leaving the above-mentioned Program by assigning their participation in the concession to YPF, paying all liabilities incurred as of the date of their departure and, in the event that the 180 million dollars have not been invested in the concession by the date of their departure, SPM must contribute the outstanding balance in a single payment to YPF.

Once all the investment commitments assumed by SPM in the Assignment Agreement have been met, all expenses and investments for the development of the area will be provided by both Parties according to their percentage participation in the exploitation concession, in accordance with the provisions of the Joint Operating Agreement.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 12, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer

Bandurria Sur Map